RELIANCE Natural Resources
Anil Dhirubhai Ambani Group


10015068

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 13, 2010

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 13, 2010 forwarding therewith the shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended December 31, 2009.

Copies of the above letters are enclosed for information and records.

Yours faithfully
For Reliance Natural Resources Limited


Ashish S Karyekar
Company Secretary

Encl: As above



RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 13, 2010

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended December 31, 2009.

Kindly take on record.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 13, 2010

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended December 31, 2009.

Kindly take on record.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : BSE: 532709 NSE: RNRL | Quarter ended as on 31st December, 2009

Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a percentage of (A+B+C) (IX=VIII/IV*100)
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.54	0.54	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	22	886763053	886741550	54.48	54.30	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	33	895608142	895586539	55.02	54.84	0	0.00
(2)	**Foreign**						N/A	N/A
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	0	0	**0.00**	**0.00**	**0**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	33	895608142	895586539	55.02	54.84		
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	174	10325953	9853088	0.63	0.63	-	-
(b)	Financial Institutions/Banks	375	1084486	961746	0.07	0.07	-	-
(c)	Central Government/State Governments	61	1056375	56256	0.06	0.06	-	-
(d)	Venture Capital Funds	0	0	0	0.00	0.00	-	-
(e)	Insurance Companies	13	35639572	35636443	2.19	2.18	-	-
(f)	Foreign Institutional Investors	405	85577452	85454683	5.26	5.24	-	-
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	-	-
(h)	Any Other (Specify)	0	0	0	0.00	0.00	-	-
	Sub -Total (B)(1)	1028	133683840	131962216	8.21	8.19		
(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	8599	90901550	90227561	5.58	5.57	-	-
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2532726	460173965	414433214	28.27	28.18	-	-
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	487	28614241	28038145	1.76	1.75	-	-
(c)	Any Other (Specify)	0	0	0	0.00	0.00	-	-
1	NRIs/OCBs	20100	18774746	14943225	1.15	1.15	-	-
	Sub -Total (B)(2)	**2561912**	598464502	547642145	36.77	36.65	-	-
	Total Public Shareholding B=(B)(1)+(B)(2)	**2562940**	732148342	679604361	44.98	44.83	-	-
	TOTAL (A) +(B)	**2562973**	1627756484	1575190900	100.00	99.67	0	0.00
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5373938	5373938	0.00	0.33	N/A	N/A
	GRAND TOTAL (A)+(B)+(C)	**2562974**	1633130422	1580564838	100.00	100.00	0	0.00



I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No (I)	Name of the shareholder (II)	Total shares held: No of shares (III)	Total shares held: As a % of grand total (A)+(B)+(C) (IV)	Shares Pledged or otherwise encumbered: No of Shares Pledged (V)	Shares Pledged or otherwise encumbered: As a % (VI)=(V)/(III)*100	Shares Pledged or otherwise encumbered: As a % of grand total (A)+(B)+'(C) of Sub-clause(I)(a) (VII)
1	AAA Power Systems (Global) Private Limited	85 82 41 254	52.55	0	0.00	0.00
2	Reliance Capital Limited	1 64 92 758	1.01	0	0.00	0.00
3	Reliance Innoventures Private Limited	1 15 29 001	0.71	0	0.00	0.00
4	Sonata Investments Limited	5 00 000	0.03	0	0.00	0.00
5	Hansdhwani Trading Company Pvt Ltd	40	0.00	0	0.00	0.00
6	Anil D Ambani	18 59 171	0.11	0	0.00	0.00
7	Jaianmol A. Ambani	16 69 759	0.10	0	0.00	0.00
8	Jaianshul A. Ambani	100	0.00	0	0.00	0.00
9	Kokila D. Ambani	36 65 227	0.22	0	0.00	0.00
10	Tina A Ambani	16 50 832	0.10	0	0.00	0.00
	TOTAL	**89 56 08 142**	**54.84**	**0**	**0.00**	**0.00**


Reliance Natural Resources Limited

Reliance Natural Resources
Anil Dhirubhai Ambani Group

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	23789643	1.46
	TOTAL		1.46


Reliance Natural Resources Limited

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	Nil	0	0.00
	TOTAL		0	0.00


Reliance Natural Resources Limited

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	26 86 969	53 73 938	0.33
	TOTAL		53 73 938	0.33


Reliance Natural Resources Limited

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	Nil	0	0.00
	TOTAL		0	0.00

III (a) **Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the issuer**

Not Applicable


Reliance Natural Resources Limited